Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 13 DATED JANUARY 27, 2014

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013 and consolidates, supersedes and replaces all previous supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock, the extension of our offering, and the filing of a registration statement for a follow-on public offering;

(2)	updates to the description of our real property acquisitions;

(3)	the placement of debt on certain real property investments;

(4)	the completion of our acquisition of the non-controlling partnership interests in the Philadelphia Data Center;

(5)	an update to the “Risk Factors” section of our prospectus;

(6)	the declaration of distributions to our stockholders and distributions made as of September 30, 2013;

(7)	the compensation, fees and reimbursements incurred to our advisor and its affiliates as of September 30, 2013;

(8)	our entrance into a preferred equity loan to provide interim financing for the construction of certain hospital facilities and the repayment of the Bay Area Bridge Loan;

(9)	our entrance into a bridge loan to provide interim financing for the construction of a hospital facility and the repayment of the Victory/Walnut Hill Bridge Loan;

(10)	our entrance into a construction loan to provide interim financing for the construction of a hospital facility;

(11)	an amendment to the KeyBank Loan Agreement and an increase in the KeyBank Credit Facility;

(12)	an update to our share repurchase program;

(13)	an update to the key personnel of our advisor;

(14)	the renewal of our advisory agreement;

(15)	the renewal of our property management agreement;

(16)	an update to the estimated use of proceeds;

(17)	an update to the compensation of our independent directors;

(18)	an update to the management compensation and the estimated acquisition expenses;

(19)	an update to the “Selected Financial Data” section of our prospectus;

(20)	our performance regarding funds from operations and modified funds from operations;

(21)	incorporation of certain information by reference; and

(22)	revised forms of subscription agreements.

Status of our Public Offering, Filing of Registration Statement for Follow-on Public Offering, Extension of this Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of January 13, 2014, we had accepted investors’ subscriptions for and issued 75,425,601 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $749,293,631. As of January 13, 2014, we had 99,574,399 shares of our common stock remaining in our Offering.

On October 11, 2013, we filed a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, or the Securities Act, to register a maximum of $240,000,000 in shares of our common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on public offering and a maximum of $10,000,000 of additional shares pursuant to the DRIP. Accordingly, as provided pursuant to Rule 415 promulgated under the Securities Act, we extended our current public offering until the earlier of (i) June 8, 2014; (ii) the date on which the maximum offering has been sold; or (iii) the effective date of the registration statement for our follow-on offering. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

The fifth paragraph of the cover page of the prospectus is superseded in its entirety as follows:

SC Distributors, LLC, which is a member firm of the Financial Industry Regulatory Authority, or FINRA, serves as our dealer manager and will offer our shares of common stock on a best efforts basis. We will sell shares of our common stock in this offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold.

The first paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 7 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

We are offering an aggregate of up to 150,000,000 shares of common stock in our primary offering on a “best efforts” basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering up to an additional 25,000,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We also reserve the right to terminate this offering at any time. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

The second paragraph of the “Prospectus Summary – Distribution Reinvestment Plan” section on page 20 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than any special distributions that are designated by our board of directors. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We will offer shares of common stock in our primary offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to you. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

The third paragraph of the “Plan of Distribution – The Offering” section beginning on page 182 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its reasonable best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to an additional 25,000,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter the purchase price per share under our distribution reinvestment plan will be 95% of the net asset value per share of common stock, as determined by our board of directors. No selling commissions or dealer manager fees will be paid with respect to these shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. The offering of shares of our common stock will terminate on the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Real Properties

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Description of Real Estate Investments–Wholly-Owned Properties” section beginning on page 9 of the prospectus and the “Investment Objectives, Strategy and Policies–Description of Real Estate Investments–Wholly-Owned Properties” section beginning on page 114 of the prospectus.

Wholly-Owned Properties

The following table summarizes the properties acquired since April 26, 2013. The properties were purchased from sellers unaffiliated with us, our advisor or our respective affiliates and were generally acquired through the use of proceeds from our initial public offering and debt.

Property Description	Date Acquired	Year Built	Purchase Price	Property Taxes *		Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location
Wilkes-Barre Healthcare Facility	05/31/2013	2012	$4,375,000	$22,825		$87,500	7.54%	8.69%	100%	Mountain Top, PA
Fresenius Healthcare Facility	06/11/2013	2010	4,640,000	66,465		92,800	7.59%	8.93%	100%	Goshen, IN
Leonia Data Center	06/26/2013	1988	14,760,000	235,000		295,200	7.75%	8.35%	100%	Leonia, NJ
Physicians’ Specialty Hospital	06/28/2013	1994	22,625,000	56,169		452,500	8.50%	9.80%	100%	Fayetteville, AR
Christus Cabrini Surgery Center	07/31/2013	2007	4,700,000	46,751		94,000	8.30%	9.41%	100%	Alexandria, LA
Valley Baptist Wellness Center	08/16/2013	2007	10,283,000	55,836		205,660	7.43%	8.58%	100%	Harlingen, TX
Akron General Integrated Medical Facility	08/23/2013	2013	9,681,000	5,000		193,620	7.40%	8.47%	100%	Green, OH
Victory Medical Center Landmark	08/29/2013	2013	32,166,500	50,596		643,330	8.07%	10.30%	100%	San Antonio, TX
Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/06/2013	2012	22,038,000	135,761		440,760	7.48%	8.69%	100%	San Antonio, TX
AT&T Wisconsin Data Center	09/26/2013	1989	51,870,000	109,870		1,037,400	6.55%	7.17%	100%	Waukesha, WI
AT&T Tennessee Data Center	11/12/2013	1975	109,220,000	1,180,000		2,184,400	7.00%	7.66%	100%	Brentwood, TN
Warm Springs Rehabilitation Hospital	11/27/2013	1987	25,755,000	190,000	(4)	515,100	7.92%	9.87%	100%	San Antonio, TX
AT&T California Data Center	12/17/2013	1983	134,500,000	2,199,000		2,690,000	7.39%	8.48%	100%	San Diego, CA
Lubbock Heart Hospital	12/20/2013	2003	40,000,000	404,000		800,000	8.27%	9.39%	100%	Lubbock, TX

			$486,613,500	$4,757,273		$9,732,270

*	Represents property taxes on the property for 2012, except as otherwise provided.
(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Represents property taxes on the property for 2013.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of these properties. Among other things, the property manager has the authority to negotiate and enter into leases for the properties on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the properties in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-Owned Properties” section on page 117 of the prospectus.

Wholly-Owned Properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the properties acquired since April 26, 2013:

Property Description(1)	Tenant	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(9)	Current Annual Base Rent	Base Rent Per Square Foot	Lease Expiration
Wilkes-Barre Healthcare Facility(2)	Wilkes-Barre Hospital	15,996	100%	2/5 yr	$328,000(3)	$20.51	02/29/2024
Fresenius Healthcare Facility(2)	Fresenius Medical Care	15,462	100%	3/5 yr	$346,000(4)	$22.38	02/28/2025
Leonia Data Center(6)	Infocrossing	67,000	100%	—	$1,183,000	$17.66	06/30/2022
Physicians’ Specialty Hospital(2)	PSH	55,740	100%	3/5 yr	$1,923,000(5)	$34.50	06/30/2028
Christus Cabrini Surgery Center(2)	Christus Cabrini	15,600	100%	2/5 yr	$390,000(7)	$25.00	07/31/2025
Valley Baptist Wellness Center(2)	Valley Baptist	38,111	100%	2/5 yr.	$758,147(7)	$19.89	03/15/2027
Akron General Integrated Medical Facility(2)	Akron General Health System	38,564	100%	2/10 yr.	$711,506(3)	$18.45	04/30/2025
Victory Medical Center Landmark(2)	Victory Medical Center	82,316	100%	3/5 yr.	$2,595,052(3)	$31.53	09/01/2033
Post Acute/Warm Springs Rehab Hospital of Westover Hills(2)	Post Acute Medical	50,000	100%	2/5 yr.	$1,638,175(5)	$32.76	07/31/2029
AT&T Wisconsin Data Center(6)	AT&T Services(10)	142,952	100%	4/5 yr.	$3,395,110(5)	$23.75	09/30/2023
AT&T Tennessee Data Center(6)	AT&T Services(10)	347,515	100%	3/10 yr	$7,645,330(5)	$22.00	11/30/2023
Warm Springs Rehabilitation Hospital(2)	Post Acute Medical	113,136	100%	—	$2,040,000(7)	$18.03	11/27/2033
AT&T California Data Center(6)	AT&T Services(10)	499,402	100%	4/5 yr	$9,944,100(8)	$19.91	12/31/2023
Lubbock Heart Hospital(2)	Lubbock Hospital	102,143	100%	3/5 yr	$3,277,000(11)	$32.08	06/19/2027

(1)	We believe all our properties are suitable for their present and intended purposes, and adequately covered by insurance.
(2)

All of the operations and the principal nature of business of the tenants for these properties are healthcare related. The Wilkes-Barre Healthcare Facility is located in the Scranton-Wilkes-Barre, Pennsylvania metropolitan statistical area, the Fresenius Healthcare Facility is located in the Elkhart-Goshen, Indiana metropolitan statistical area, the Physicians’ Specialty Hospital is located in the Fayetteville-Springdale-Rogers, Arkansas metropolitan statistical area, the Christus Cabrini Surgery Center is located in the Alexandria, Louisiana metropolitan statistical area, the Valley Baptist Wellness Center is located in the Brownsville-Harlingen, Texas metropolitan statistical area, the Akron General Integrated Medical Facility is located in the Akron, Ohio metropolitan statistical area, the Victory Medical Center Landmark is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, the Post Acute/Warm Springs Rehab Hospital of Westover Hills is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, the Warm Springs Rehabilitation Hospital is located in the San Antonio-New Braunfels,

Texas metropolitan statistical area, and the Lubbock Heart Hospital is located in the Lubbock, Texas metropolitan statistical area. Each property may compete with other medical facilities for tenants if the current tenant lease is not renewed.
(3)	The annual base rent under the lease increases every year by 2.50% of the then-current base rent.
(4)	The annual base rent under the lease increases every year by the lower of (i) the percentage change in the Consumer Price Index or (ii) 3.0% of the then-current base rent.
(5)	The annual base rent under the lease increases every year by 2% of the then-current base rent.
(6)	All of the operations and the principal nature of business of the tenants for these properties are data center related. The Leonia Data Center is located in the New-York-Northern New Jersey-Long Island metropolitan statistical area, the AT&T Wisconsin Data Center is located in the Milwaukee-Waukesha-West Allis, Wisconsin metropolitan statistical area, the AT&T Tennessee Data Center is located in the Nashville-Davidson-Murfreesboro-Franklin, North Carolina metropolitan statistical area, and the AT&T California Data Center is located in the San Diego-Carlsbad, California metropolitan statistical area. Each property may compete with other data centers for tenants if the current tenant lease is not renewed.
(7)	The annual base rent under the lease increases every year by 2.25% of the then-current base rent.
(8)	The annual base rent under the lease increases every year by 3% of the then-current base rent.
(9)	Represents option renewal period/term of each option.
(10)	The tenant is a wholly-owned subsidiary of AT&T, Inc. (“AT&T”). AT&T has a Standard & Poor credit rating of A-.
(11)	The annual base rent under the lease increases by the lower of (i) the percentage change in the consumer price index for all urban wage earners and clerical worker(s) or (ii) 4% of the then-current base rent.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively. The preliminary depreciable basis in the properties acquired since April 26, 2013, that is estimated as of their respective acquisition date, is as follows:

Wholly-owned Property	Depreciable Tax Basis
Wilkes-Barre Healthcare Facility	$4,115,000
Fresenius Healthcare Facility	$4,176,000
Leonia Data Center	$13,284,000
Physicians’ Specialty Hospital	$20,363,000
Christus Cabrini Surgery Center	$4,230,000
Valley Baptist Wellness Center	$9,254,700
Akron General Integrated Medical Facility	$8,712,900
Victory Medical Center Landmark	$28,949,850
Post Acute/Warm Springs Rehab Hospital of Westover Hills	$19,834,200
AT&T Wisconsin Data Center	$46,683,000
AT&T Tennessee Data Center	$98,298,000
Warm Springs Rehabilitation Hospital	$23,179,500
AT&T California Data Center	$121,050,000
Lubbock Heart Hospital	$35,120,000

Placement of Debt on Certain Real Property Investments

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments — Wholly-Owned Properties” section beginning on page 119 of the prospectus.

Wholly-Owned Properties

The following table summarizes the notes payable obtained in connection with the acquisitions of the Valley Baptist Wellness Center and the AT&T Tennessee Data Center, respectively:

Property Description	Lender	Loan Balance*	Interest Rate (1)	Loan Date
Valley Baptist Wellness Center	American Momentum Bank	$6,320,000(2)	4.75%	10/11/2013 10/11/2018
AT&T Tennessee Data Center	Bank of America, N.A.	$27,305,000(3)	3.86%	12/10/2013 12/10/2018

*	Principal balance outstanding on the loan is as of the respective loan origination date.
(1)	Represents the fixed interest rate per annum.
(2)	Subject to certain exceptions, the loan is recourse as to Valley Baptist Wellness Center. In addition, pursuant to a guaranty, the operating partnership’s liability is limited to 25% of the outstanding principal balance to the loan. The loan agreement also contains various affirmative and negative covenants that are customary for loan agreement and transactions of this type, including limitations on the incurrence of additional debt by the Valley Baptist Wellness Center.
(3)	The material terms of the loan provide for the following: (i) a variable annual interest rate at the 30-day LIBOR plus 225 basis points; (ii) a default interest rate that may increase the rate of interest accruing on the outstanding principal balance by 300 basis points above the rate of interest otherwise applicable; and (iii) a maturity date of December 10, 2018. In addition, to the extent the principal balance of the loan as of December 10, 2014 does not exceed $46,000,000, no periodic principal payments are required prior to the maturity date. We have the option to draw down additional funds on the Bank of America loan until December 10, 2014. The loan documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type.

Purchase of Noncontrolling Interests in the Philadelphia Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments—Joint venture properties” section on page 10 of the prospectus and “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Joint venture properties” section on page 116 of the prospectus.

On November 15, 2013, we acquired the remaining noncontrolling interests in the Philadelphia Data Center for a total cost of $18,750,000. We served as the general partner in the joint venture entity that owned the property. As a result, the Philadelphia Data Center is now a wholly-owned property.

Risk Factors

The following disclosure replaces in its entirety the risk factor which begins with the sentence “We have paid and may continue to pay distributions from any source, including from sources other than cash flow from operations.” on page 8 of the prospectus:

We have paid and may continue to pay distributions from any source, including from sources other than cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock issued pursuant to the distribution reinvestment plan. For the nine months ended September 30, 2013, our cash flow provided by operations of approximately $16.5 million covered 100% of our distributions paid (total distributions were approximately $16.4 million, of which $8.9 million was paid in cash and $7.5 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period. We may use, and have no limits on the amounts we may use, proceeds from this offering, the sale of assets, advances and financings to fund distributions. Any distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate and negatively impact the value of your investment. As a result, the amount of distributions paid at any time may not reflect the performance of our properties or our cash flow from operations.

The following disclosure replaces in its entirety the risk factor “Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real-estate related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.” appearing on page 27 of the prospectus.

Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real estate-related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.

We have paid, and may continue to pay, distributions from sources other than from our cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock issued pursuant to the distribution reinvestment plan. For the nine months ended September 30, 2013, our cash flow provided by operations of approximately $16.5 million covered 100% of our distributions paid (total distributions were approximately $16.4 million, of which $8.9 million was cash and $7.5 million was reinvested in shares of our common stock pursuant to our distribution reinvestment plan) during such period. Additionally, we may in the future pay distributions from sources other than from our cash flow from operations. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flow from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock to third party investors. If we fund distributions from the proceeds of this offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return you realize on your investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable to you upon a Liquidity Event, any or all of which may have an adverse effect on your investment.

Distribution Policy and Distributions

The following data supplements and should be read in conjunction with the discussion contained in the “Prospectus Summary—Distribution Policy” section beginning on page 12 of the prospectus and the section of our prospectus captioned “Description of Shares—Distribution Policy and Distributions” beginning on page 160 of the prospectus.

On November 8, 2013, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on December 1, 2013 and ending on February 28, 2014. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock per day, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. The distributions declared for each record date in December 2013 were paid in January 2014. The distributions declared for each record date in January 2014 and February 2014 will be paid in February 2014 and March 2014, respectively. The distributions will be payable to stockholders from legally available funds therefor.

We have made the following distributions to our stockholders:

Period Ended	Date Paid	Distribution
July 31, 2011	August 1, 2011	$34,000
August 31, 2011	September 1, 2011	$76,000
September 30, 2011	October 1, 2011	$97,000
October 31, 2011	November 1, 2011	$123,000
November 30, 2011	December 1, 2011	$142,000
December 31, 2011	January 3, 2012	$173,000
January 31, 2012	February 1, 2012	$200,000
February 29, 2012	March 1, 2012	$220,000
March 31, 2012	April 2, 2012	$287,000
April 30, 2012	May 1, 2012	$340,000
May 31, 2012	June 1, 2012	$425,000
June 30, 2012	July 2, 2012	$487,000
July 31, 2012	August 1, 2012	$575,000
August 31, 2012	September 1, 2012	$666,000
September 30, 2012	October 1, 2012	$746,000
October 31, 2012	November 1, 2012	$886,000
November 30, 2012	December 1, 2012	$966,000
December 31, 2012	January 2, 2013	$1,124,000
January 31, 2013	February 1, 2013	$1,257,000
February 28, 2013	March 1, 2013	$1,273,000
March 31, 2013	April 1, 2013	$1,584,000
April 30, 2013	May 1, 2013	$1,727,000
May 31, 2013	June 3, 2013	$1,997,000
June 30, 2013	July 1, 2013	$2,153,000
July 31, 2013	August 1, 2013	$2,471,000
August 31, 2013	September 1, 2013	$2,766,000
September 30, 2013	October 1, 2013	$2,976,000
October 31, 2013	November 1, 2013	$3,413,000
November 30, 2013	December 2, 2013	$3,652,000
December 31, 2013	January 2, 2014	$4,150,000

For the year ended December 31, 2012, we paid distributions of $6.0 million, of which $3.2 million was paid in cash and $2.8 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. During the year ended December 31, 2012, our cash flows provided by operations of approximately $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid. Net loss and funds from operations, or FFO, were $(7.7) million and $(3.0) million, respectively, for the year ended December 31, 2012. For the nine months ended September 30, 2013, we paid distributions of $16.4 million, of which $8.9 million were paid in cash and $7.5 million were reinvested in shares of our common stock pursuant to the distribution reinvestment plan, and of which 100% were paid from cash flows provided by operations of $16.5 million. Net income and FFO were $6.7 million and $16.8 million, respectively, for the nine months ended September 30, 2013. As of September 30, 2013, cumulative since inception, we paid distributions of $22.8 million, of which $12.3 million were paid in cash and $10.5 million were reinvested in shares of our common stock pursuant to the distribution reinvestment plan, and of which $12.3 million were paid from cash flows provided by operations of $17.7 million. Net loss and FFO were $(2.1) million and $13.0 million, respectively, as of September 30, 2013, cumulative since inception. We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation or amortization, and after adjustments for unconsolidated partnerships and joint ventures. Agreements for unconsolidated partnerships and joint ventures are calculated to reflect FFO. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, and incorporated by reference in this prospectus supplement, for information regarding why we present funds from operations and for reconciliations of this non-GAAP financial measure to net loss.

The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations, may cause us to incur additional interest expense as a result of borrowed funds and may cause subsequent investors to experience dilution.

The following table presents distributions and source of distributions for the periods indicated below (in thousands):

	Nine Months Ended September 30, 2013		Year Ended December 31, 2012		Nine Months Ended September 30, 2012
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$8,900	54%	$3,206	54%	$1,764	52%
Distributions reinvested in DRIP	7,452	46%	2,765	46%	1,609	48%

Total distributions	$16,352	100%	$5,971	100%	$3,373	100%

Source of distributions:
Cash flows provided by operations	$8,900	54%	$1,277	21%	$914	27%
Proceeds from issuance of common stock pursuant to the DRIP	7,452	46%	2,765	46%	1,609	48%
Proceeds from offering	—	—	1,929	33%	850	25%

Total sources	$16,352	100%	$5,971	100%	$3,373	100%

Amounts listed above include distributions paid on nonvested shares of our restricted common stock.

The third paragraph in the “Prospectus Summary-Distribution Policy” section beginning on page 12 of the prospectus is supplemented by adding the following sentence to the end of such paragraph:

See the section titled “Description of Shares-Distribution Policy and Distributions” beginning on page 160 of this prospectus.

Compensation, Fees and Reimbursements Incurred to our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 84 of the prospectus.

The following table summarizes the compensation, fees and expenses incurred by us, our advisor and its affiliates related to the offering stage during the respective periods (amounts are rounded):

	For the Nine Months Ended September 30, 2013	For the Twelve Months Ended December 31, 2012
Offering Stage:
Selling commissions	$21,692,000	$10,876,000
Selling commissions reallowed by our dealer manager	$21,692,000	$10,876,000
Dealer manager fee	$9,212,000	$4,661,000
Dealer manager fee reallowed by our dealer manager	$2,854,000	$1,330,000
Other organization and offering expenses	$7,604,000	$2,999,000

The following table summarizes any compensation fees and expenses incurred by us, our advisor and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (amounts are rounded):

	For the Nine Months Ended September 30, 2013	For the Twelve Months Ended December 31, 2012
Acquisitions and Operations Stage:
Acquisition fees and expenses	$4,599,000	$11,474,000
Asset management fees (1)	$2,083,000	$133,000
Property management and leasing fees and expenses	$982,000	$561,000
Operating expenses	$697,000	$280,000

(1)	Our advisor irrevocably waived, without recourse, all deferred asset management fees earned during the period beginning January 2012 and ended on the first day on which our distribution payout ratio was less than 100% and has no recourse against us for the payment of such fees. For the nine months ended September 30, 2013, our advisor waived irrevocably, without recourse, $862,000 in asset management fees.

Our advisor, or its affiliates, incurred other organization and offering expenses on our behalf of approximately $12,054,000 and $8,600,000 as of September 30, 2013 and December 31, 2012, respectively. As of September 30, 2013, we paid our dealer manager approximately $49,258,000 in selling commissions and broker dealer fees, reimbursed our dealer manager approximately $1,878,000 in offering expenses, and accrued approximately $1,003,000 of other offering expenses, the total of which represents our maximum liability for organization and offering costs in connection with the initial public offering. As of September 30, 2013, we reimbursed our advisor approximately $9,142,000 in offering costs.

As of September 30, 2013, compensation incurred but not yet paid to our advisor or its affiliates was $1,477,000 representing asset and property management fees, acquisition costs, general and administrative costs, and offering costs, which will be paid from cash flows from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.

During the nine months ended September 30, 2013 and the year ended December 31, 2012, no commissions or fees were incurred for services provided by our advisor and its affiliates related to the liquidation/listing stage.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 11 of the prospectus and the “Investment Objectives, Strategy and Policies—Investment Strategy—Investing in and Originating Loans” section beginning on page 102 of the prospectus:

Bay Area Preferred Equity Loan and Repayment of the Bay Area Bridge Loan

We, through our operating partnership, are a party to a preferred equity loan agreement, or the Bay Area Preferred Equity Loan, with Bay Area Hospital Property Company, LLC, an unaffiliated entity, to provide funds to the borrower in an aggregate principal amount of $22,500,000, proceeds from which will be used for the construction of a 104-bed acute care hospital, located in Webster, Texas, or the Bay Area Hospital. The Bay Area Regional Medical Center is expected to be completed in June 2014. The Bay Area Preferred Equity Loan is collateralized by the membership interest in the members of the parent company of Bay Area Hospital Real Estate, LLC, and is guaranteed by the parent company and its two members. Using proceeds from the Bay Area Preferred Equity Loan, the borrower repaid the $20,000,000 outstanding balance under the Bay Area Bridge Loan.

The Bay Area Preferred Equity Loan bears interest at a per annum rate equal to 17%. The borrower will pay a current interest rate of 10% per annum and will accrue interest at 7% as exit interest per annum based on the average daily outstanding balance during the term of the Bay Area Preferred Equity Loan. The exit interest is due upon repayment of the Bay Area Preferred Equity Loan. In connection with entering into the Bay Area Preferred Equity Loan, we paid our advisor an origination fee of $450,000. The Bay Area Preferred Equity Loan can be prepaid in accordance with the terms of the loan agreement and matures in November 2018. As of January 15, 2014, we had funded $22,500,000 under the Bay Area Preferred Equity Loan.

Walnut Hill Bridge Loan and Repayment of Victory/Walnut Hill Bridge Loan

We, through our operating partnership, are a party to a bridge loan agreement with two unaffiliated borrowers, or the Walnut Hill Bridge Loan. Pursuant to the loan agreement, the operating partnership agreed to provide funds to the borrowers in the aggregate principal amount of $11,000,000.

The obligations of the borrowers under the Walnut Hill Bridge Loan are guaranteed by Manfred Co., L.C., which is the parent company of the borrowers, under a continuing, unconditional and absolute guaranty. The guarantor also promises to pay all costs and expenses incurred in endeavoring to collect the guaranteed payments.

The Walnut Hill Bridge Loan is evidenced by a promissory note, a loan agreement and is collateralized by a 23 acre parcel of land in Houston, Texas. The Walnut Hill Bridge Loan bears interest at a per annum rate equal to 8% and matures upon the earlier of (i) the sale or refinancing of the property under construction; (ii) May 7, 2014, and (iii) the sale of the Walnut Hill Physicians Hospital. As of January 15, 2014, we had funded $9,500,000 under the Walnut Hill Bridge Loan. The remaining proceeds will be provided upon request of the borrowers.

With the proceeds from the Walnut Hill Bridge Loan, the borrowers repaid the $7,000,000 outstanding balance under the Victory/Walnut Hill Bridge Loan we had previously entered into with unaffiliated borrowers in the aggregate principal amount of $18,000,000.

Landmark Construction Loan

We, through our operating partnership, are a party to a construction loan agreement, or the Landmark Loan, with 800 Savannah, LLC, an unaffiliated entity, as the borrower, to provide funds to the borrower in an aggregate principal amount of $14,110,000 to be used for the development of a 50,000 square-foot long term acute care hospital located in Savannah, Georgia.

The obligation of the borrower under the Landmark Loan is guaranteed by Manfred Co., L.C., which is the parent company of the borrower, under a continuing, unconditional and absolute guaranty. The guarantor also promises to pay all costs and expenses incurred in endeavoring to collect the guaranteed payments.

The Landmark Loan bears interest at 9% per annum based on the average daily outstanding balance during the term of the loan. The Landmark Loan can be prepaid in accordance with the terms of the loan agreement and matures in December 2015. As of January 15, 2014, we had funded $524,582 under the Landmark Loan.

Amendment of KeyBank Loan Agreement

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments — Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On June 11, 2013, our operating partnership, certain of our affiliates and the lenders party to the KeyBank Credit Facility entered into a second amendment to the KeyBank Loan Agreement. In connection with the amendment, the definition of “Mortgage Note Receivables” appearing in section 1.1 of the KeyBank Loan

Agreement was amended and restated to include mortgage and notes receivables and other promissory notes, including interest payments thereunder, in favor of, or payable to, the operating partnership or any subsidiary party to the KeyBank Loan Agreement that are secured by (a) a mortgage loan on a data center asset or a medical asset or (b) a pledge of the equity interest in any entity which directly or indirectly owns an equity interest in any entity that owns a data center asset or a medical asset.

Additionally, section 8.3 of the KeyBank Loan Agreement, which deals with certain exceptions to the restrictions on investments made by the operating partnership, was amended to allow for (i) investments by the operating partnership or its subsidiaries (other than subsidiaries who are guarantors under the KeyBank Loan Agreement) in mortgage note receivables and (ii) the acquisition of fee simple interests or long-term ground lease interests in real estate by the operating partnership or its subsidiaries party to the KeyBank Loan Agreement that meet the property type requirements of a data center asset or a medical asset. In connection with the amendment, the lenders also acknowledged that the two loans previously made by the operating partnership qualified as permitted investments under section 8.3 of the KeyBank Loan Agreement.

Increase in KeyBank Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Placement of Debt on Certain Real Property Investments—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On August 9, 2013, the operating partnership and certain of our subsidiaries amended certain agreements related to the KeyBank Credit Facility to include Bank of America, N.A., Cadence Bank, N.A., SunTrust Bank, and Eastern Bank as lenders under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $110,000,000 to an aggregate of up to $225,000,000, consisting of a $170,000,000 revolving line of credit, with a maturity date of August 9, 2016, subject to the operating partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of August 9, 2017, subject to the operating partnership’s right to a 12-month extension. The KeyBank Credit Facility can be increased to $350,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the operating partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.25% to 3.00% (the margin rate was previously set at a range from 2.50% to 3.50%), which is determined based on the overall leverage of the operating partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.00% to 1.75% (the base rate was previously set at a range from 1.25% to 2.25%), which is determined based on the overall leverage of the operating partnership. Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility was reduced from 0.50% per annum to 0.30% per annum if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments, and from 0.35% per annum to 0.20% per annum if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lender’s commitments. The unused fee is payable quarterly in arrears.

Each subsidiary of the operating partnership in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the additional properties in which the operating partnership has pledged a security interest that serves as collateral for the KeyBank Credit Facility since April 26, 2013:

Entity (1)	Property (2)	Date Added	Borrowing Base Availability (3)
HC –239 S. Mountain Boulevard, LP	Wilkes-Barre Healthcare Facility	06/06/2013	$2,244,000
HC – 2257 Karisa Drive, LLC	Fresenius Healthcare Facility	06/24/2013	$2,358,000
DC-2 Christie Heights, LLC	Leonia Data Center	07/26/2013	$7,705,000
HC-3873 N. Parkview Drive, LLC	Physicians’ Specialty Hospital	07/31/2013	$13,048,000
HC-1946 Town Park Boulevard, LLC	Akron General Integrated Medical Facility	08/28/2013	$4,791,000
HC-5330 N. Loop 1604 West, LLC	Victory Medical Center Landmark	09/19/2013	$18,268,000
HC-10323 State Highway 151, LLC	Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/19/2013	$11,429,000
DC-N15W24250 Riverwood Drive, LLC	AT&T Wisconsin Data Center	09/26/2013	$23,268,000
HC-3436 Masonic Drive, LLC	Christus Cabrini Surgery Center	10/02/2013	$2,612,000
HC-5101 Medical Drive, LLC	Warm Springs Rehabilitation Hospital	11/27/2013	$13,528,000

(1)	The operating partnership has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	The operating partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Deed of Trust.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we had drawn down $150,000,000 under the KeyBank Credit Facility and we had approximately $75,000,000 remaining available under the KeyBank Credit Facility with an aggregate borrowing base availability of $33,368,863.

Share Repurchase Program

The thirteenth paragraph of the “Share Repurchase Program” section beginning on page 174 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

The following table represents our redemption program history for the periods indicated below:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Total number of share redemption requests	29,000	20,000
Total number of shares redeemed	29,000	20,000
Average price paid per share	$9.41	$9.80
Aggregate amount	$273,000	$196,000

Source of funds:
Proceeds from issuance of common stock pursuant to the DRIP	$273,000	$196,000

An Update to the Key Personnel of the Advisor

The following information supplements the disclosure contained in the “Management—The Advisor” section beginning on page 74 of the prospectus.

Our advisor is Carter/Validus Advisors, LLC. Our officers and one other director also are officers, key personnel and/or members of our advisor. Our advisor has contractual responsibility to us and our stockholders pursuant to the advisory agreement. Our advisor is indirectly majority-owned and controlled by Messrs. Carter and Garcia.

The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
John Carter	54	Chief Executive Officer and Member of Investment Management Committee
Michael Seton	42	President, Chief Investment Officer and Member of Investment Management Committee
Todd Sakow	42	Chief Financial Officer and Treasurer
Lisa Drummond	50	Chief Operating Officer and Secretary
Robert Winslow	64	Executive Vice President of Asset Management and Member of Investment Management Committee
Patrick Miller	50	Executive Vice President
Mario Garcia, Jr.	43	Member of Investment Management Committee
Robert Peterson	62	Member of Investment Management Committee
Robert A. Stacy	38	Vice President—Healthcare Division
Christof Hammerli	40	Vice President of Acquisitions and Due Diligence—Data Center Division
John Regan	50	Vice President of Acquisitions and Due Diligence—Data Center Division

The backgrounds of John Carter, Todd Sakow, Lisa Drummond and Mario Garcia, Jr. are described in the “Management—Executive Officers and Directors” section of this prospectus.

Michael Seton is the President and Chief Investment Officer of Carter/Validus Advisors, LLC and a member of its Investment Management Committee. He also is the President of our sponsor, Carter/Validus REIT Investment Company, LLC. Mr. Seton is responsible for all acquisitions, including underwriting and project and corporate level financings. Mr. Seton has more than 18 years of real estate and investment finance experience. From 1996 until joining Carter & Associates in September 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documentation, closing and distribution of real estate financings for private developers and owners, REITs, and real estate operating companies (REOCs). Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $30 billion in financings for real estate clients, including high profile transactions such as the recapitalization of the Chrysler Building and the General Motors Building, both of which are located in New York, New York, Merchandise Mart in Chicago, Illinois, construction financing for 15 Central Park West in New York, New York, several Ritz-Carlton hotels throughout the United States, and many office developments in major U.S. cities. While at Eurohypo AG, Mr. Seton’s clients included Millennium Partners, Tishman Speyer Properties, Vornado Realty Trust, Carter & Associates, Boston Properties and Goldman Sachs. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

Robert M. Winslow is Executive Vice President of Asset Management and a member of the Investment Management Committee of Carter/Validus Advisors, LLC. He has more than 36 years of real estate experience in the Southeastern United States, specializing in Florida. Over the past 24 years, Mr. Winslow has packaged and managed more than 50 commercial investments in hotels, offices and shopping centers with a value exceeding $300 million. He currently serves as President and Chief Executive Officer of Global Building and Consulting Corporation, a multi-service residential and commercial investment company specializing in performance-oriented management of real estate assets, and has served in such capacities since 1996. At Global Building and Consulting Corporation, Mr. Winslow has developed condominium, single family and commercial properties. From 1987 to 1989, Mr. Winslow structured a joint venture with Prentiss Properties to serve as the Florida Development Manager for proposed office projects for tenants including, among others, Loral Federal Systems and AT&T. In July 1980, Mr. Winslow founded Global Properties, a full service real estate brokerage firm with a unique international theme that grew to over 120 sales associates, and served as the President of its General Partner until Global Properties was sold to a private investment group under a multi-year payout from 1984 to 1985. Global Properties was the first firm with whom Merrill Lynch signed a non-binding Letter of Intent to purchase a property when it entered the Orlando market. Prior to founding Global Properties in 1980, Mr. Winslow was Vice President of Real Estate for Winter Park Land Company, where he managed a $35 million real estate portfolio, supervising the development, brokerage and maintenance operations, as well as reversing two unprofitable divisions into successful ventures and creating a compatible new construction strategy. Mr. Winslow obtained a Bachelor of Arts in Business Administration from Rollins College in Winter Park, Florida in 1971 and a Masters in Business Administration in International Finance from the Roy E. Crummer Graduate School of Business at Rollins College in Winter Park, Florida in 1973.

Patrick Miller is Executive Vice President of Carter/Validus Advisors, LLC. He is a co-founder of SC Distributors, LLC and has served as President since its formation in March 2009. He is co-founder and Managing Director of Strategic Capital Companies, LLC, a distribution and advisory business focused on marketing alternative investment products via professional financial intermediaries which was formed in June 2009. Mr. Miller is responsible for overall strategy and new business development at Strategic Capital Companies, LLC. Mr. Miller also is the Executive Vice President of O’Donnell Strategic Industrial Advisors, LLC, SIC Advisors, LLC and Trilinc Advisors, LLC. In addition, Mr. Miller serves on the Board of Trustees for the Investment Program Association. Mr. Miller also has been the Executive Vice President of O’Donnell Strategic Industrial Advisors, LLC since August 2010. Prior to founding Strategic Capital Companies, LLC, he served as President of KBS Capital Markets Group, LLC, or KBS, since the company’s inception in October 2005. During his tenure, KBS raised approximately $1.7 billion in investment capital for KBS Real Estate Investment Trust and successfully launched KBS Real Estate Investment Trust II, Inc. From 2002 until joining KBS Capital Markets Group in October 2005, Mr. Miller served as President and Chief Executive Officer of FinancialCampus, an online education and training company serving the financial services industry. He was responsible for facilitating the successful acquisition of the company by the Thomson Corporation in 2004. Mr. Miller also served as Chief Executive Officer of Equitable Distributors Inc., the wholesale distribution subsidiary of AXA Financial until 2001. Mr. Miller was elected Chief Executive Officer in 2000 after having joined Equitable Distributors at its inception in 1996 as President of the Wirehouse Division. Mr. Miller obtained a Bachelor of Arts from the University of California at Los Angeles in 1985.

Robert Peterson is a member of the Investment Management Committee of Carter/Validus Advisors, LLC. Mr. Peterson has more than 35 years of real estate experience. Mr. Peterson joined Carter & Associates in May 2001 as a partner and Executive Vice President. In October 2002, he assumed the role of Chairman of the board of directors and Chief Executive Officer of Carter & Associates, and has served in such capacities since. Prior to joining Carter & Associates, Mr. Peterson was Managing Director of CarrAmerica Realty Company (NYSE:CRE) and President of CarrAmerica Development Inc. He also served on CarrAmerica Realty

Company’s investment and operating committees. Prior to joining CarrAmerica Realty Company and CarrAmerica Development Inc. in October 1996, Mr. Peterson served as Chief Executive Officer of Peterson Properties, a full-service commercial real estate company, which he founded in 1979 and subsequently sold to CarrAmerica Realty Company in October 1996. Peterson Properties developed over 30 office and industrial projects totaling approximately four million square feet, and handled more than $1 billion in investment transactions over a 17-year period ending in 1996. Mr. Peterson obtained a Bachelor of Science from the University of North Carolina in Chapel Hill, North Carolina in 1974.

Robert A. Stacy is the Vice President—Healthcare Division of Carter/Validus Advisors, LLC. Mr. Stacy has over 11 years of experience in real estate, finance, and development in the southeastern United States, specializing in healthcare and retail investment sales, leasing, acquisitions and development. Mr. Stacy was formerly the Senior Director of Corporate Real Estate and Construction for Novant, which included managing all leasing and development activities, advising market leaders on strategic real estate decisions, responsible for lease administration activities, led the property management team responsible for 3.3 million square feet, as well as a team responsible for $150 million sale/leaseback transaction. Prior to Novant, Mr. Stacy was Vice President of Contract and Government Sales for Drexel Heritage Furnishings where he advised in site selection and lease negotiations. Prior to 2005, Mr. Stacy was an Investment Associate for Edens & Avant, and Real Estate Services for Branch Banking and Trust (BB&T). Mr. Stacy received a Bachelor’s degree in Business Economics from Wofford College and a Masters in Business Administration from the University of South Carolina, Darla Moore School of Business.

Christof Hammerli is the Vice President of Acquisitions and Due Diligence—Data Center Division of Carter/Validus Advisors, LLC. Mr. Hammerli has more than 15 years of experience in various finance, risk management and corporate development roles. Most recently, Mr. Hammerli was Director of Corporate Development for Equinix, Inc., a global network neutral collocation provider. In that role, Mr. Hammerli was responsible for coordinating growth efforts for Equinix in Europe and the United States. This included real estate selection decisions, buy versus lease assessments and the analysis of new markets to enter via acquisitions. Specific responsibilities also included building valuation models, management of the due diligence process (financial, operational, legal and commercial) and the coordination of the post-deal integration. Mr. Hammerli worked at Equinix from August 2007 until February 2011. From June 2004 until July 2007, Mr. Hammerli worked for MetLife, a life insurer and real estate investor, where he was responsible for enterprise-wide risk reporting, various strategic initiatives and merger integrations. Prior to MetLife, Mr. Hammerli worked at Credit Suisse and Ernst & Young Consulting in various roles including finance, risk management, project management and business development. Mr. Hammerli obtained a Bachelor’s Degree in Management and Finance from the University of Tampa in December, 1997 and a Master’s in Business Administration from Northwestern University’s Kellogg School of Business in June 2002. Mr. Hammerli is also a Licensed International Financial Analyst (LIFA—lifetime charter holder).

John Regan is the Vice President of Acquisitions and Due Diligence—Data Center Division of Carter/Validus Advisors, LLC. Mr. Regan has over 28 years of experience in information technology and facilities infrastructure. Mr. Regan joined Carter/Validus Advisors, LLC after nearly 18 years at PricewaterhouseCoopers LLP, an accounting and professional services firm. At PricewaterhouseCoopers, Mr. Regan served as National Director of Data Center Services from 2004 to December 2010, National Director of Network Services from March 2002 to September 2004, and National Director of Infrastructure Delivery from September 1999 to March 2002. Prior to PricewaterhouseCoopers, from September 1983 to March 1993, Mr. Regan worked as Principal Software Specialist at Digital Equipment Corporation, a computer hardware and software manufacturing firm. Mr. Regan’s experience has included a broad spectrum of responsibilities from systems, networking and facilities infrastructure design, through implementation and operations, to sales and technical sales support. Mr. Regan led a team of technology and facilities infrastructure engineers and project managers through the execution of more than 26 million square feet of real estate projects spanning renovations, restacks, retrofits, consolidations and new build outs of Coopers & Lybrand and PricewaterhouseCoopers technology and facilities infrastructure projects driving technology as a key business enabler to marketplace success. His extensive experience in the facilities space culminated with the achievement of building a state-of-the-art LEED Gold certified Mission Critical Facility commissioned in early 2010. The facility was recognized by Computer World and Network World as a key element in PricewaterhouseCoopers achieving the status as number one Green IT Organization worldwide. Mr. Regan is an expert in business continuity and disaster recovery having held the responsibility for PricewaterhouseCoopers

Disaster Recovery program and achieving credentialed status as a Certified Business Continuity Professional (CBCP). Mr. Regan has also gone on to achieve status as an Accredited Tiering Specialist (ATS) through the Uptime Institute. Mr. Regan holds multiple certificates in the technology infrastructure space having achieved IT Infrastructure Library (ITIL) certification and various systems designations through Digital Equipment Corporation, Research Triangle Institute and North Carolina State University.

Our advisor has established an Investment Management Committee, which consists of Messrs. Carter, Seton, Garcia, Peterson and Winslow. The Investment Management Committee’s primary function is to find, evaluate, present and recommend to our advisor’s executive officers and to our board of directors, as applicable, investment opportunities.

Renewal of Our Advisory Agreement

The following information supplements the disclosure contained in the “Management—The Advisor” section beginning on page 74 of the prospectus.

On November 8, 2013, our board of directors, after review of the advisor’s performance during the last year, renewed the Amended and Restated Advisory Agreement with our advisor, dated November 26, 2010. The renewal will be for a one-year term and is effective as of November 26, 2013.

Renewal of Our Property Management Agreement

The following information supplements the disclosure contained in the “Management—Affiliated Companies—Property Manager” section beginning on page 81 of the prospectus.

On November 8, 2013, our board of directors, after review of the property manager’s performance during the last year, renewed the Property Management Agreement with our property manager, dated November 12, 2010. The renewal will be for a one-year term and is effective as of November 12, 2013.

Estimated Use of Proceeds of the Offering

The following supersedes and replaces the table contained in the “Prospectus Summary—Estimated Use of Proceeds of This Offering” section on page 12 and the table contained in the “Estimated Use of Proceeds” section on page 59 of the prospectus, and all similar discussions appearing throughout the prospectus.

	Maximum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,500,000,000	100.00%	$1,737,500,000	100.00%
Less offering expenses:
Selling commissions and dealer manager fee	146,250,000	9.75%	146,250,000	8.42%
Organization and offering expenses	18,750,000	1.25%	21,718,750	1.25%

Amount available for investment	$1,335,000,000	89.00%	$1,569,531,250	90.33%

Acquisition:
Acquisition and advisory fees	$25,960,136	1.73%	$30,520,783	1.76%
Acquisition expenses	9,735,057	0.65%	11,445,294	0.66%
Working capital reserve	1,298,007	0.09%	1,526,039	0.09%

Amount invested in properties	$1,298,006,800	86.53%	$1,526,039,134	87.82%

The following information supersedes and replaces footnote (5) on page 60 of the Prospectus.

(5)	Acquisition expenses include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property or other real estate related investments (including our pro rata share of debt attributable to such property); however, expenses on a particular acquisition or investment may be higher. Acquisition fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us. Assuming that we incur our targeted leverage of 50% of the aggregate fair market value of our assets, as set forth in our investment policies, the maximum acquisition expenses would be $17,167,940. Assuming that we incur our maximum leverage of 75% of the aggregate cost of our assets, as set forth in our charter, the maximum acquisition expenses would be $20,029,264.

Compensation of Directors

The following information supersedes and replaces in its entirety the disclosure contained in the “Management—Compensation of Directors” section beginning on page 71 of the prospectus.

We pay to each of our independent directors a retainer of $30,000 per year, and the chairperson of the audit committee is paid an additional retainer of $7,500 per year, plus $2,000 for each board of director or committee meeting the director attends in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee) and $500 for each meeting the director attends by telephone. If there is a meeting of our board of directors and one or more of its committees in a single day, the fees will be limited to $2,500 per day ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director also is an employee of our advisor or its affiliates or otherwise not an “independent director,” we do not pay compensation for services rendered as a director.

Management Compensation and Estimated Acquisition Expenses

The following information supersedes and replaces the first paragraph in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 of the prospectus, the “Management Compensation” section beginning on page 84 of the prospectus, and all similar discussions appearing throughout the prospectus.

We have no paid employees. Our advisor and its affiliates manage our day-to-day affairs. The following table summarizes all of the compensation and fees we pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. For a more detailed discussion of compensation, see the table included in the “Management Compensation” section of this prospectus, including the footnotes thereto. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Footnotes (3) and (7) on page 88 of the prospectus are deleted in their entirety and the remaining footnotes are renumbered accordingly.

The following information supersedes and replaces the discussion related to the estimated acquisition expenses payable to our advisor contained in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 and the “Management Compensation” section beginning on page 84 of the prospectus.

The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
Acquisition Expenses – Carter/Validus Advisors, LLC	We pay, or reimburse our advisor, as applicable, for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on property not acquired, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. We expect these expenses will be approximately 0.75% of the purchase price of each property or other real estate-related investment; however, expenses on a particular acquisition or investment may be higher.	$11,445,294 (or $17,167,940, assuming that we incur our expected leverage set forth in our investment guidelines, or $20,029,264, assuming the maximum leverage set forth in our charter).

Selected Financial Data

The following information supplements, and should be read in conjunction with, the discussion contained in the “Selected Financial Data” section appearing on page 126 of the prospectus.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the period ended September 30, 2013, which is incorporated herein by reference.

The selected financial data presented below as of December 31, 2012 has been derived from our audited consolidated financial statements. The selected financial data presented below as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 has been derived from our unaudited condensed consolidated financial statements. Amounts are rounded, in thousands, except shares outstanding:

	As of September 30, 2013	As of December 31, 2012
Balance Sheet Data:
Total investment in real estate assets, net	$668,375	$443,423
Cash and cash equivalents	$50,262	$4,377
Derivative assets	$404	$—
Notes receivables	$51,147	$23,711
Total assets	$792,800	$483,797
Notes payable	$168,425	$156,847
Credit facility	$55,000	$55,500
Accounts payable and accrued liability	$13,814	$6,913
Accounts payable due to affiliates	$1,477	$5,674
Derivative liabilities	$114	$963
Intangible lease liabilities, net	$54,963	$54,022
Total equity	$499,007	$203,878

	For the Nine Months Ended September 30, 2013	For the Nine Months Ended September 30, 2012
Operating Data:
Total revenue	$46,669	$17,507
General and administrative expenses	$3,777	$577
Rental and parking expenses	$8,526	$4,776
Acquisition related expenses	$4,599	$6,255
Depreciation and amortization	$12,591	$4,761
Income from operations	$17,176	$1,138
Total other expense	$(9,025)	$(3,883)
Consolidated net income (loss)	$8,151	$(2,745)
Net loss (income) attributable to noncontrolling interest in consolidated partnerships	$(1,437)	$(1,301)
Net income (loss) attributable to the Company	$6,714	$(4,046)
Modified funds from operations (1)	$16,545	$2,372
Per share data:
Net income (loss) attributable to the Company:
Basic	$0.19	$(0.53)
Diluted	$0.19	$(0.53)
Distributions declared per common share	$0.52	$0.52
Weighted average shares outstanding:
Basic	34,925,951	7,564,337
Diluted	34,944,118	7,564,337
Cash Flow Data:
Net cash provided by operating activities	$16,478	$914
Net cash used in investing activities	$(260,946)	$(202,763)
Net cash provided by financing activities	$290,353	$197,950

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference into this prospectus, for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net income.

Our Performance

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplement performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnership and joint ventures will be calculated to reflect FFO on the same basis.

We, along with the others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income (loss) analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report its investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of its investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since fair value of real estate assets historically rise and fall with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as it is a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.

In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as ours, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the proceeds raised in our offering to acquire real estate assets and real estate investments, and we intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Investment Program Association (the “IPA”), an industry trade group, has standardized a measure known as modified funds from operations (“MFFO”), which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income (loss) as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition: FFO further adjusted for the following items included in the determination of GAAP net income (loss); acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our consolidated statements of operations and comprehensive income (loss), amortization of above and below market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments); and the adjustments of such items related to noncontrolling interests in the Operating Partnership. The other adjustments included in the IPA’s guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties deemed to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations and comprehensive income (loss) and acquisition fees and expenses associated with transactions deemed to be an asset purchase are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustment to net income (loss) in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is stated value and there is no asset value determination during the offering stage for a period thereafter. MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operation performance and considered more prominently than the non-GAAP FFO and measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

Incorporation of Certain Information by Reference

The section titled “Incorporation of Certain Information by Reference” appearing on page 193 of the prospectus is hereby superseded in its entirety by the following:

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus at our website, www.cvmissioncriticalreit.com. The contents of our website are not incorporated by reference in, or otherwise a part of, this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on April 1, 2013;

•	Quarterly Report for the quarter ended March 31, 2013, filed with the SEC on May 15, 2013;

•	Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the SEC on August 9, 2013;

•	Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the SEC on November 13, 2013;

•	Proxy Statement on Schedule 14A for the June 28, 2013 annual meeting of stockholders, filed with the SEC on April 17, 2013; and

•

Current Reports on Form 8-K and 8-K/A filed with the SEC on January 6, 2012, January 17, 2012, February 9, 2012, March 1, 2012, March 15, 2012, March 20, 2012, April 4, 2012, June 1, 2012, July 6, 2012, July 24, 2012, August 22, 2012, August 31, 2012, October 4, 2012, October 19, 2012, October 26, 2012, November 8, 2012, November 19, 2012, November 26, 2012, January 4, 2013, March 1, 2013, March 19, 2013, June 12, 2013, June 26, 2013, July 1, 2013, August 1, 2013, August 6, 2013, August 9, 2013, September 4, 2013, September 20, 2013, October 2, 2013, October 4, 2013, November 18, 2013, December 4, 2013 and December 19, 2013.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at 4211 West Boy Scout Blvd., Suite 500, Tampa, Florida, 33607, (813) 287-0101, Attn: Investor Services. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Revised Subscription Agreements

Revised forms of our subscription agreements are attached as Appendix C, Appendix D, Appendix F and Appendix G to this prospectus supplement and replace these previous subscription agreements.

D-1

D-2

Product 1 Logo

Product 2 Logo

Subscription Agreement

This subscription agreement is not valid for use in AL, AR or TN.

Investment

Amount of Subscription State of Sale

Investment Amount

Minimum Initial Investment is $2,000 ($2,500 - New York - CVMC REIT & Product 1 Only)

Money Orders, Traveler’s Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.

Carter Validus Mission Critical REIT, Inc. ..............

(CVMC REIT, Inc.)

Product 1 ..........................................................

(Product 1)

Product 2 ...........................................................

(Product 2)

Payment will be made with:

Enclosed Checks

Funds Wired

Funds to Follow (CVMC REIT & SIC Only) Class (Product 2 Only)

Please consult with your financial representative and check one of the following options pertaining to the class of units you intend to purchase. The Prospectus contains additional information regarding the unit classes, including the different fees which are payable with respect to each class.

Class A Units

Class C Units

Class I Unitsccount Type - check one box only

Account Type

Additional Required Documentation

Individual

Joint Tenants (WROS)* Tenants in Common*

Community Property* *All parties must sign

Trust

Estate

Custodial UGMA: State of: _______ UTMA: State of: _______

Corporation C Corp S Corp

LLC

Partnership

Non-Profit Organization

Profit Sharing Plan Defined Benefit Plan

KEOGH Plan

Traditional IRA SEP IRA ROTH IRA

Simple IRA Inherited IRA

Other (Specify)

If TOD, Transfer on Death form

If JTWROS TOD, Transfer on Death form

Trustee Certification form or trust documents

Documents evidencing individuals authorized to act on behalf of estate

None

Articles of Incorporation or Corporate Resolution

LLC Operating Agreement or LLC Resolution

Partnership Certification of Powers or Certificate of Limited Partnership

Formation document or other document evidencing authorized signers

Pages of plan document that list plan name, date, trustee name(s) and signatures

None Primary Investor is: Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)

Secondary Investor is: Additional Accountholder, Trustee, Officer/Authorized Signer, Custodian (UGMA/UTMA)

Primary Investor Name SSN/TIN DOB

Secondary Investor Name SSN/TIN DOB

Street Address

City State Zip Code

Street Address

City State Zip Code

Mailing Address (optional)

City State Zip Code

Phone (day) Phone (evening) Email

US Citizen US Citizen residing outside the US Resident Alien Check here if you are subject to backup withholding

Non-resident Alien, country:

Please attach a separate sheet with the above information for each additional investor.

Please print names in which units are to be registered. (This is the name that will appear on your statement.)

Title Line 1

Title Line 2

Applies to ALL retirement accounts. Also applies to non-retirement accounts that have elected to use a third party custodian.

Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian is responsible for sending payments pursuant to the instructions as set forth below.

Custodian Name

Custodian Address

City State Zip Code

Custodian Telephone Number Custodian Tax Identification Number

Investor Account Number with Custodian

Important Note About Proxy Voting: By signing this subscription agreement, Custodian/Trustee authorizes the investor to vote the number of shares of common stock of CVMC REIT, Inc. and/or Product 1 and/or Units of Product 2 that are beneficially owned by the investor as reflected on the records of CVMC REIT, Inc. and/or Product 1 and/or Product 2 as of the applicable record date at any meeting of the stockholders of CVMC REIT, Inc. and/or Product 1 and/or Unit holders of Product 2. This authorization shall remain in place until revoked in writing by Custodian/Trustee. CVMC REIT, Inc. and/or Product 1 and/or Product 2 is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%. The same distribution options and percentages will be used across all funds unless you indicate otherwise by requesting and attaching an Account Update Form for each fund and specifying the different options and distribution percentages individually for each fund.

If you do not complete this section, distributions will be paid to the registered owner at the address in Section 4. IRA accounts may not direct distributions without the custodian’s approval.

If you elect to participate in the Distribution Reinvestment Plan, you agree that, if at any time you fail to meet the applicable suitability standards set forth in the then current Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, as applicable, you will promptly provide written notification to: CVMC REIT, Inc. and/or Product 1 and/or Product 2 (as applicable), c/o DST Systems, Inc, 430 W. 7th Street, Kansas City, MO 64105.

% of Distribution

I prefer to participate in the Distribution Reinvestment Plan, as described in the applicable Prospectus for CVMC REIT, Inc. and/or and/or Product 1 and/or Product 2

Send distributions via check to investor’s home address (or for retirement accounts the address listed in Section 6)

Send distributions via check to the alternate payee listed here (not available for retirement accounts without custodian’s approval)

Name

Address

City State Zip Code

Account Numbe

Direct Deposit (Attach Voided Check) I authorize CVMC REIT, Inc. and/or Product 1 and/or Product 2 or its agent to deposit my distributions in the checking or savings account identified below. This authority will remain in force until I notify CVMC REIT, Inc. and/or Product 1 and/or Product 2 in writing to cancel it. In the event that CVMC REIT, Inc. and/or Product 1 and/or Product 2 deposits funds erroneously into my account, CVMC REIT, Inc. and/or Product 1 and/or Product 2 is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Checking

Savings

Financial Institution Name % of Distribution

ABA/ Routing Number Account Number

Broker-Dealer Name

Representative Name Rep Number

Representative’s Firm Name Branch ID

Representative’s Address

Representative’s City State Zip Code

Representative’s Phone Representative’s Fax Number

Representative’s E-mail Address

This Subscription was made as follows:

Through a participating Broker-Dealer

Through a participating RIA* unaffiliated with a participating Broker-Dealer

*RIAs must first execute a firm level RIA Placement Agreement with SC Distributors (the Dealer Manager for CVMC REIT, Inc. and/or Product 1 and/or Product 2) before conducting business. To obtain an RIA Placement Agreement or for additional questions please contact SC Distributors at: 877-907-1148.

Shares and/or units are being purchased net of commissions

(Class A & Class C units only for Product 2)

Based on the information I obtained from the subscriber regarding the subscriber’s financial situation and investment objectives, I hereby certify to CVMC REIT, Inc. and/or Product 1 and/or Product 2 that I have reasonable grounds for believing that the purchase of the shares by the Subscriber is a suitable and appropriate investment for this Subscriber.

Financial Representative Signature Date

(If required by Broker-Dealer) Date

Branch Manager Signature

By executing the Subscription Agreement, the undersigned hereby agrees to be bound by the terms of the limited liability operating agreement and any amendments or supplements thereto or cancellations thereof and authorizes Product 2 to make all filings of any and all certificates, instruments, agreements or other documents, whether related to the limited liability agreement or otherwise, as may be required or advisable under the laws of the State of Delaware.

Instead of receiving paper copies of the Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, and Prospectus supplements, annual reports, proxy statements, and other stockholder and/or unitholder communications and reports, you may elect to receive electronic delivery of stockholder communications from CVMC REIT, Inc. and/or Product 1 and/or unitholder communications from Product 2. For Product 2 unitholders, if you would like to consent to electonic delivery please visit our website at www.Product2.com. For CVMC REIT, Inc. and/or Product 1 stockholders, if you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify CVMC REIT, Inc. and/or Product 1 that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that CVMC REIT, Inc. and/or Product 1 send a paper copy of a particular stockholder communications to me. CVMC REIT, Inc. and/or Product 1 has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time online and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair my timely receipt of or access to stockholder communications.

Signature of Investor: Date:

Signature of Joint Investor: Date:

E-mail: (If blank - email from Section 3 will be used)

Electronic Delivery

Acknowledgement

Only

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I (we) have received the final Prospectus of CVMC REIT, Inc. at least five business days before signing the Subscription Agreement.

Owner Co-Owner 2. I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles)

of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under “Suitability Standards.” I (we) will not purchase additional shares unless I (we)

meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner Co-Owner 4. I (we) am/are purchasing the shares for the account referenced above.

Owner Co-Owner 5. I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA

Patriot Act and payment of the full purchase price of the shares.

Owner Co-Owner 6. For residents of New Jersey only: My (our) liquid worth is at least 10 times my (our) investment in this or similar programs.

Owner Co-Owner 7. For residents of California only: I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $100,000 and had during the last year or estimate that

I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment does not exceed ten percent (10%) of my

(our) net worth; provided, however, that such suitability standards shall not be applicable to an individual (or a husband and wife) who, including the proposed purchase, has not purchased more than $2,500 worth of securities issued or proposed to be issued by us within the 12 months preceding the proposed sale.

Owner Co-Owner 8. If I (we) am/are a Kansas or Massachusetts Investor: I (we) acknowledge that the Office of the Kansas

Securities Commissioner and the Massachusetts Securities Division recommend that investors limit their aggregate investment in shares of CVMC REIT, Inc. and other similar direct participation investments to not more than 10% of their liquid net worth. For purposes of this recommendation for Kansas investors, liquid net worth is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 9. For residents of Kentucky, Michigan and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner Co-Owner 10. For residents of Iowa, Maine and Ohio only: My (our) investment in CVMC REIT, Inc. and all affiliates of CVMC REIT, Inc. does not exceed 10% of my (our) liquid net worth.

Owner Co-Owner 11. For residents of North Dakota: My (our) net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner Co-Owner 12. An Oregon investor’s maximum investment in the issuer and its affiliates may not exceed 10% of their net worth.

Owner Co-Owner 13. For residents of Nebraska only: I (we) either: (i) have a minimum net worth (excluding home,

home furnishings and automobiles) of at least $100,000 and an annual income of $70,000,

or (ii) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $350,000. In addition, my (our) investment does not exceed ten percent of my (our)

net worth (excluding home, home furnishings and automobiles)

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY

OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, CVMC REIT, INC. WILL SEND THE SUBSCRIBER

CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either (a) I am exempt backup withholding, (b) because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, (iii) I am a U.S. citizen or a U.S. person and (iv) I am exempt from FATCA reporting.

Signature of Investor: Date:

Signature of Joint Investor or

for Qualified Plans, of Trustee/Custodian: Date:

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I have received the final Prospectus of Product 1 at least five business days before signing the Subscription Agreement.

Owner Co-Owner 2. I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles)

of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.” I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner Co-Owner 4. I am purchasing the shares for the account referenced in Section 3.

Owner Co-Owner 5. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription

Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

Owner Co-Owner 6. Iowa: In addition to the suitability standards noted above, an Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 7. Kansas: In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 8. Kentucky: In addition to the suitability standards noted above, a Kentucky investor must have (i) either gross annual income of at least $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or (ii) a minimum net worth alone of $300,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in these securities.

Owner Co-Owner 9. Maine: In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities

Owner Co-Owner 10. Massachusetts: In addition to the suitability standards noted above, the Massachusetts

Securities Division recommends that an investor’s aggregate investment in this offering and similar offerings, including direct participation investments, not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Owner Co-Owner 11. Nebraska: In addition to the suitability standards noted above, a Nebraska investor must have either (a) an annual gross income of at least $100,000 and a net worth (not including home, furnishings and personal automobiles) of at least $350,000, or (b) a net worth (not including home, furnishings and personal automobiles) of at least $500,000. In addition, a Nebraska investor may not invest more than 10% of his or her net worth in this offering.

Owner Co-Owner 12. New Jersey: In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends than an investor’s aggregate investment in this offering and similar direct participation program investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.”

Owner Co-Owner 13. New Mexico: In addition to the suitability standards noted above, a New Mexico resident’s investment should not exceed 10% of his or her liquid net worth in this and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 14. North Dakota: In addition to the suitability standards noted above, North Dakota requires that shares may only be sold to residents of North Dakota that represent they have a net worth of at least ten times their investment in the issuer and its affiliates and that they meet one of the established suitability standards.

Owner Co-Owner 15. Oklahoma: In addition to the suitability standards noted above, an Oklahoma investor must limit his or her investment in Product 1 to 10% of his or her net worth (excluding home, furnishings, and automobiles.)

Owner Co-Owner 16. Ohio: In addition to the suitability standards noted above, it shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, affiliates of the issuer, and in other non-traded business development programs to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Owner Co-Owner 17. Oregon: In addition to the suitability standards noted above, an Oregon investor must limit is or her investment in Product 1 to 10% of his or her net worth (excluding home, furnishings, and automobiles).

Owner Co-Owner 18. Texas: In addition to the suitability standards noted above, Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, PRODUCT 1 WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

By signing below, you also acknowledge that:

You do not expect to be able to sell your shares regardless of how we perform.

If you are able to sell your shares, you will likely receive less than your purchase price.

We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

Beginning the second quarter of 2013, we intend to implement a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase.

You may not have access to the money you invest for an indefinite period of time.

An investment in our shares is not suitable for you if you need access to the money you invest.

Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Previous distributions to stockholders were funded from temporary fee reductions that are subject to repayment to our Adviser. These distributions were not based on our investment performance and may not continue in the future. If our Adviser had not agreed to make expense support payments, these distributions would have come from your paid in capital. The reimbursement of these payments owed to our Adviser will reduce the future distributions to which you would otherwise be entitled.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either (a) I am exempt backup withholding, (b) because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, (iii) I am a U.S. citizen or a U.S. person and (iv) I am exempt from FATCA reporting.

Signature of Investor: Date:

Signature of Joint Investor or

for Qualified Plans, of Trustee/Custodian: Date:

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. A copy of the prospectus of Product 2 has been delivered or made available to me. In addition, I acknowledge that from time to time following the escrow period, the purchase price per unit may change and I can access this information through Product 2’s website.

Owner Co-Owner 2. I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”

Owner Co-Owner 3. I acknowledge that there is no public market for the units and, thus, my investment in units is not liquid.

Owner Co-Owner 4. I am purchasing the units for the account referenced above.

Owner Co-Owner 5. I acknowledge that I will not be admitted as a unitholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the units.

Owner Co-Owner 6. California: In addition to the minimum suitability standards described above, a California investor’s maximum investment in the issuer may not exceed 10% of such investor’s net worth.

Owner Co-Owner 7. Iowa: In addition to the minimum suitability standards described above, the state of Iowa requires that each Iowa investor limit his or her investment in the issuer to a maximum of 10% of his or her liquid net worth, which is defined as cash and/or cash equivalents.

Owner Co-Owner 8. Kansas: In addition to the minimum suitability standards described above, it is recommended by the

Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in the issuer and other non-traded business development companies. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with GAAP.

Owner Co-Owner 9. Kentucky: In addition to the minimum suitability standards described above, all Kentucky residents who invest in the issuer must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 or a minimum net worth of $300,000. In addition, Kentucky investors must limit his or her investment in the issuer to 10% of his or her liquid net worth.

Owner Co-Owner 10. Maine: In addition to the minimum suitability requirements, it is recommended that Maine investors limit their investment in the issuer and in the securities of similar programs to not more than 10% of their liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 11. Massachusetts: In addition to the suitability described above, Massachusetts investors may not invest more than 10% of their liquid net worth in the issuer and other non-traded direct participation programs. For Massachusetts residents, “liquid net worth” is that portion of an investor’s net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 12. Nebraska: In addition to the suitability standards described above, a Nebraska investor must have either

(i) an annual gross income of at least $100,000 and a net worth (not including home, furnishings and personal automobiles) of at least $350,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $500,000. In addition, a Nebraska investor’s maximum investment in the issuer may not exceed 10% of such investor’s net worth.

Owner Co-Owner 13. New Jersey: In addition to the suitability standards described above, New Jersey investors must limit their investment in the issuer, the issuer’s affiliates, and in other non-traded business development companies to not more than 10% of their liquid net worth. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

13. Subscriber Signatures for Product 2, continued

Owner Co-Owner 14. New Mexico: In addition to the minimum suitability standards described above, a New Mexico investor’s maximum investment in the issuer may not exceed 10% of such investor’s liquid net worth.

Owner Co-Owner 15. North Dakota: In addition to the minimum suitability standards described above, North Dakota investors must represent that, in addition to the standards listed above, they have a net worth of at least ten times their investment in the issuer.

Owner Co-Owner 16. Ohio: In addition to the minimum suitability standards described above, an Ohio investor must have a liquid net worth of at least ten times such Ohio resident’s investment in the issuer and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Owner Co-Owner 17. Oklahoma: In addition to the minimum suitability standards described above, an Oklahoma resident’s investment in the issuer must not exceed ten percent (10%) of their liquid net worth.

Owner Co-Owner 18. Oregon: In addition to the minimum suitability standards described above, Oregon investors must have a net worth of at least ten times their investment in the issuer.

Owner Co-Owner 19. Texas: Texas residents purchasing units (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in the issuer, the issuer’s affiliates and in other non-traded business development companies. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF MY SUBSCRIPTION IS ACCEPTED, PRODUCT 2 WILL SEND ME CONFIRMATION OF MY PURCHASE AFTER I HAVE BEEN ADMITTED AS A UNITHOLDER. NO SALE OF UNITS OF PRODUCT 2 MAY BE COMPLETED UNTIL AT LEAST FIVE BUSINESS DAYS AFTER I RECEIVE THE FINAL PROSPECTUS.

The undersigned hereby applies to purchase units in PRODUCT 2 in accordance with the terms and conditions of the limited liability company operating agreement attached as Exhibit A to the Prospectus.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either (a) I am exempt backup withholding, (b) because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, (iii) I am a U.S. citizen or a U.S. person and (iv) I am exempt from FATCA reporting.

Signature of Investor: Date:

Signature of Joint Investor or

for Qualified Plans, of Trustee/Custodian: Date

MAILING INSTRUCTIONS

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

For Paperwork (including the Subscription Agreement):

Regular Mail

Investment Processing Department

c/o DST Systems, Inc.

P.O. Box 219731

Kansas City, MO 64121-9731

Toll Free: 877.907.1148

Overnight Mail

Investment Processing Department

c/o DST Systems, Inc.

430 W. 7th Street

Kansas City, MO 64105

Toll Free: 877.907.1148

Subscription Agreements

may be faxed to:

855.223.2474

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. and/or Product 2 Investors: The portion of your purchase that is for Carter Validus Mission Critical REIT, Inc. and/or Product 2, can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. and/or Product 2, as applicable, or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871916944

FAO: (Include Account Title)

Product 2 Investors in Pennsylvania: Until we have raised the minimum offering amount required in the state of Pennsylvania, the Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Product 2” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address below. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

UMB Bank, N.A., as Escrow Agent for

Product 2

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9872012763

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Agent for Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A., as Agent for

Product 1

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871976289

FAO: (Include Account Title)

Product 1 Logo

Product 2 Logo

Investor Instructions

This subscription agreement is not valid for use in AL, AR or TN.

Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.

1. Investment

PLEASE NOTE: Money orders, traveler’s checks, starter checks, foreign checks, counter checks, third-party checks or cash will not be accepted.

A minimum initial investment of $2,000 is required, except in New York, where the minimum investment is $2,500 for Carter Validus Mission Critical REIT and/or Product 1. For Product 2 a minimum initial investment of $2,000 is required. In no event shall any investment be less than $100.

2. Unit Class (Product 2 Only)

Please consult with your financial representative and check the appropriate box to indicate the class of units you intend to purchase.

3. Account Type - Check one box only

Please check the appropriate box to indicate the account type of the subscription.

4. Investor Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions, including Product 2, to obtain, verify and record information that identifies each person who opens an account or person(s) authorized to effect transactions in an account. When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. Some or all of this information will be used to verify the identity of all persons opening an account.

Enter the name(s), mailing address and telephone numbers of the registered owner of the investment.

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

All investors must provide a taxpayer identification number or social security number. By signing in Section 11 and/or 12 and/or 13, you are certifying that this number is correct.

5. Investment Title

Please print the exact name(s) in which shares and/or units are to be registered.

For trusts, include the name of the trust and the name of the trustee.

For qualified plans, include the custodian name, plan name, and individual name, if applicable.

For IRAs, include the custodian name and individual name.

For entities, include the entity name.

6. Third Party Custodian Information

Complete this section for ALL retirement accounts, as well as non-retirement accounts that have elected to use a third party custodian.

Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian is responsible for sending payments pursuant to the instructions as set forth below.

If you would like to purchase shares and/or units through an IRA account, First Trust Retirement has agreed to act as IRA custodian for such purpose for each of Carter Validus Mission Critical REIT and/or Product 1 and/or Product 2. In addition, Community National Bank has agreed to act as IRA Custodian for purchases of Carter Validus Mission Critical REIT only or for joint purchases with Product 1 and/or Product 2; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with First Trust Retirement, Carter Validus Mission Critical REIT and/or Product 1 and/or Product 2 will pay the first-year annual IRA maintenance fees of such accounts with First Trust Retirement. If you would like to establish a new IRA account with Community National Bank, Carter Validus Mission Critical REIT will pay the first-year annual IRA maintenance fees of such accounts with Community National Bank. Thereafter, investors will be responsible for the annual IRA maintenance fees which are currently $25 per account per year. A separate IRA application from First Trust Retirement must be completed and can be found in the Product 2 Combined/Traditional Roth Package. Further information about custodial services is available through your financial representative or our dealer manager.

Over Please

PLEASE NOTE: If you elect to participate in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, you must agree that if at any time you cannot make the investor representations or warranties set forth in the Prospectus or the Subscription Agreement relating to such investment, you must promptly notify the Investment Processing Department for Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 in writing of that fact. This request in no way shifts the responsibility of the fund’s sponsor, or any other person selling units on behalf of the fund to you, to make every reasonable effort to determine that the purchase of the fund’s shares and/or units is a suitable and appropriate investment based on information provided by you.

Complete this section to (1) enroll in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, (2) to elect to receive distributions by direct deposit and/or (3) to elect to receive distributions by check. If you elect direct deposit, you must attach a voided check with this completed Subscription Agreement. You can choose to have all or a portion of your distributions reinvested through the Distribution Reinvestment Plan. You must indicate the percentage of our distribution to be applied to each option selected and the sum of the allocations must equal 100%. The same distribution options and percentages will be used across all funds unless you indicate otherwise by requesting and attaching an Account Update Form for each fund and specifying the different options and distribution percentages individually for each fund. (If you do not complete this section, distributions will be paid to the registered owner at the address in Section 5. IRA accounts may not direct distributions without the third party custodian’s approval.)

8. Broker - Dealer and Registered Representative Information

PLEASE NOTE: The Financial Representative or Broker-Dealer or Registered Investment Advisor must complete and sign this section of the Subscription Agreement. All fields are mandatory.

Required Representations: By signing Section 8, the registered representative of the Broker-Dealer or Registered Investment Advisor confirms on behalf of the Broker-Dealer or Registered Investment Advisor that he or she:

has reasonable grounds to believe the information and representations concerning the investor identified herein are true, correct, and complete in all respects;

has discussed the investor’s prospective purchase of shares and/or units with such investor;

has advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares and/or units and other fundamental risks related to the investment in the shares and/or units, the restrictions on transfer of the shares and/or units and the risk that the investor could lose his or her entire investment in the shares and/or units;

has delivered to the investor the Prospectus required to be delivered in connection with this subscription;

has reasonable grounds to believe the investor is purchasing these shares and/or units for the account referenced in Section 3, and has reasonable grounds to believe the purchase of shares and/or units is a suitable investment for such investor, and such investor meets the suitability standards applicable to the investor set forth in the Prospectus and such investor is in a financial position to enable the investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

In addition, the registered representative of the Broker-Dealer or Registered Investment Advisor represents that he or she and the Broker-Dealer or Registered

Investment Advisor, (i) are duly licensed and may lawfully offer and sell the shares and/or units in the state where the investment was made and in the state designated as the investor’s legal residence in Section 4; and (ii) agree to maintain records of the information used to determine that an investment in shares and/or units is suitable and appropriate for the investor for a period of six years.

9. Limited Liability Company Agreement (Product 2 Only)

By signing the Subscription Agreement, you agree to be bound by the terms of our operating agreement and any of its amendments or supplements and authorize Product 2 to make all filings of certificates, instruments, agreements or other documents as may be required or advisable under Delaware law.

10. Electronic Delivery (Optional)

Instead of receiving paper copies of the Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, and Prospectus supplements, annual reports, proxy statements, and other stockholder and/or unitholder communications and reports, you may elect to receive electronic delivery of stockholder communications from CVMC REIT, Inc. and/or Product 1 and/or unitholder communications from Product 2. For Product 2 unitholders, if you would like to consent to electonic delivery please visit our website at www.Product2.com. For CVMC REIT, Inc. and/or Product 1 stockholders, if you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify CVMC REIT, Inc. and/or Product 1 that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that CVMC REIT, Inc. and/or Product 1 send a paper copy of a particular stockholder communications to me. CVMC REIT, Inc. and/or Product 1 has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time online and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair my timely receipt of or access to stockholder communications

Please refer to the Carter Validus Mission Critical REIT, Inc. Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

12. SuPlease separately initial each of the representations in paragraph (1) through (5). If an Iowa resident you must also initial paragraph (6), if a Kansas resident you must also initial paragraph (7), if a Kentucky resident you must also initial paragraph (8), if a Maine resident you must also initial paragraph (9), if a Massachusetts resident you must also initial paragraph (10), if a Nebraska resident you must also initial paragraph (11), if a New Jersey resident you must also initial paragraph (12), if a New Mexico resident you must also initial paragraph (13), if a North Dakota resident you must also initial paragraph (14), if an Oklahoma resident you must also initial paragraph (15), If an Ohio resident you must also initial paragraph (16), if an Oregon resident you must also initial paragraph (17) and if a Texas resident you must also initial paragraph (18). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 12 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

13. Subscriber Signatures for Product 2

Please separately initial each of the representations in paragraph (1) through (5). If a California resident you must also initial paragraph (6), if an Iowa resident you must also initial paragraph (7), if a Kansas resident you must also initial paragraph (8), if a Kentucky resident you must also initial paragraph (9), if a Maine resident you must also initial paragraph (10), if a Massachusetts resident you must also initial paragraph (11), if a Nebraska resident you must also initial paragraph (12), if a New Jersey resident you must also initial paragraph (13), if a New Mexico resident you must also initial paragraph (14), if a North Dakota resident you must also initial paragraph (15), if an Ohio resident you must also initial paragraph (16), if an Oklahoma resident you must also initial paragraph (17), if a Oregon resident you must also initial paragraph (18) and if a Texas resident you must also initial paragraph (19). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 13 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

MAILING INSTRUCTIONS

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

For Paperwork (including the Subscription Agreement):

Overnight Mail

Investment Processing Department

c/o DST Systems, Inc.

430 W. 7th Street

Kansas City, MO 64105

Toll Free: 877.907.1148

Regular Mail

Investment Processing Department

c/o DST Systems, Inc.

P.O. Box 219731

Kansas City, MO 64121-9731

Toll Free: 877.907.1148

Subscription Agreements

may be faxed to:

855.223.2474

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. and/or Product 2 Investors: The portion of your purchase that is for Carter Validus Mission Critical REIT, Inc. and/or Product 2, can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. and/or Product 2, as applicable, or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871916944

FAO: (Include Account Title)

Product 2 Investors in Pennsylvania: Until we have raised the minimum offering amount required in the state of Pennsylvania, the Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Product 2” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address below. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

UMB Bank, N.A., as Escrow Agent for

Product 2

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9872012763

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Agent for Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A., as Agent for

Product 1

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871976289

FAO: (Include Account Title)